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                                EXHIBIT (11)(c)
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                          Brokerage Enhancement Plan
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                           BROKERAGE ENHANCEMENT PLAN

                                       OF

                          PFL ENDEAVOR TARGET ACCOUNT


SECTION 1. PFL Endeavor Target Account (the "Account") is a managed separate account created by PFL Life Insurance Company (the "Life Company") under the laws of the State of Iowa, the accumulation or annuity units ("Units") of the sub-accounts of which may from time to time be offered for the purpose of funding variable annuity contracts and variable life policies (collectively referred to herein as "Variable Contracts").

SECTION 2. The Account currently offers Units in two sub-accounts, the DJIA Target 10 Subaccount and the DJIA Target 5 Subaccount (the "Existing Subaccounts" - such Subaccounts, together with all other Subaccounts subsequently established by the Account, being referred to herein collectively as the "Subaccounts").

SECTION 3. In order to provide for the implementation of the payments provided for pursuant to this Brokerage Enhancement Plan (the "Plan"), the Account may enter into a Distribution Agreement (the "Agreement") with Endeavor Group pursuant to which Endeavor Group will serve as the distributor of the Account's Units, and pursuant to which each Subaccount participating in this Plan will authorize payments to Endeavor Group, as provided in Section 4 hereof, for various costs incurred or paid by Endeavor Group in connection with the distribution of Units of that Subaccount. Such Agreement, or any modification thereof, shall become effective with respect to the Units of any Subaccount in compliance with Section 12(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 12b-1 thereunder as the same may be amended from time to time.

SECTION 4. The Account may expend amounts consisting solely of that portion of brokerage commissions paid by the Subaccounts in connection with their portfolio transactions and made available to Endeavor Group or other introducing brokers by broker-dealers executing such portfolio transactions for the benefit of the Subaccounts to finance activities principally intended to result in the sale of Units of the Subaccounts. Expenses permitted to be paid pursuant to this Plan shall include, but not necessarily be limited to, the following costs:
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     A.  printing and mailing of Account prospectuses, statements of additional information, any supplements thereto and Unitholder reports for existing and prospective Variable Contract owners;

     B. development, preparation, printing and mailing of Account advertisements, sale literature and other promotional materials describing and/or relating to the Subaccounts and including materials intended for use within the Life Company, or for broker-dealer only use or retail use;

     C. holding or participating in seminars and sales meetings designed to promote the distribution of Account Units;
     D.  marketing fees requested by broker-dealers who sell Variable Contracts;

     E. obtaining information and providing explanations to Variable Contract owners regarding Account investment objectives and policies and other information about the Account and the Subaccounts, including the performance of the Subaccounts;

     F. training sales personnel regarding sales of Variable Contracts and underlying Units of the Account;

     G. compensating broker-dealers and/or their registered representatives in connection with the allocation of cash values and premiums of the Variable Contracts to the Account;

     H. personal service and/or maintenance of Variable Contract owner accounts with respect to Account Units attributable to such accounts; and
     I. financing any other activity that the Account's Board of Managers determines is primarily intended to result in the sale of Units.

SECTION 5. This Plan shall not take effect with respect to any Existing Subaccount until it has been approved by votes of a majority of (a) the outstanding Units of such Subaccount, (b) the Managers of the Account, and (c) those Managers of the Account who are not "interested persons" of the Account (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements of the Account related hereto or any other person related to this Plan ("Disinterested Managers") cast in person at a meeting called for the purpose of voting on this Plan. As additional Subaccounts of the Account are established, this Plan shall become effective with respect to each such Subaccount upon the initial public offering of such new Subaccount's Units, provided that this Plan with respect to such Subaccount has been approved by votes of a majority of both (a) the Managers of the Account and (b) the Disinterested Managers cast in person at a meeting called for the purpose of voting on such approval and by the initial Unitholder of the Subaccount so long as such initial Unitholder's approval is required under the 1940 Act and the rules
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thereunder. In addition, any agreement related to this Plan and entered into by any Subaccount in connection therewith shall not take effect until it has been approved by votes of a majority of (a) the Board of Managers of the Account, and
(b) the Disinterested Managers of the Account.

SECTION 6. Unless sooner terminated pursuant to Section 8, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved annually by votes of a majority of both (a) the Board of Managers of the Account and (b) the Disinterested Managers of the Account, cast in person at a meeting called for the purpose of voting on this Plan.

SECTION 7. Any person authorized to direct the disposition of monies paid or payable pursuant to this Plan or any related agreement shall provide to the Account's Board of Managers and the Board shall review at least quarterly a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 8. This Plan may be terminated at any time with respect to any Subaccount by vote of a majority of the Disinterested Managers, or by vote of a majority of the Units of the Subaccount.

SECTION 9. Any agreement of the Account, with respect to any Subaccount, related to this Plan shall be in writing and shall provide:

     A. That such agreement may be terminated with respect to a Subaccount at any time without payment of any penalty, by vote of a majority of the Disinterested Managers or by a vote of a majority of the outstanding Units of such Subaccount on not more than sixty days' written notice to any other party to the agreement; and

     B. That such agreement shall terminate automatically in the event of its assignment.

SECTION 10. This Plan may not be amended in any material respect, including, but not limited to, changing the sources of monies from which distribution expenses are paid provided for in Section 3 with respect to a Subaccount unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding Units of such Subaccount, and no material amendment to this Plan shall be made unless approved by votes of a majority of (a) the Board of Managers of the Account, and (b) the Disinterested Managers, cast in person at a meeting called for the purpose of voting on such amendment.

SECTION 11. While this Plan is in effect with respect to any Subaccount, the selection and nomination of the Disinterested Managers of the Account shall be committed to the discretion of the existing Disinterested Managers of the Account.